

Mail Stop 4628

March 8, 2016

Via E-mail
Ivan Menezes
Chief Executive
Diageo plc
Lakeside Drive
Park Royal
London NW 10 7HQ
England

> **Re: Diageo plc**
> **20-F for Fiscal Year Ended June 30, 2015**
> **Filed August 11, 2015**
> **File No. 1-10691**

Dear Mr. Menezes:

   We refer you to our comment letter dated February 9, 2016, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Cecilia Blye

                                        Cecilia Blye, Chief
                                        Office of Global Security Risk

cc: John Reynolds
   Assistant Director
   Division of Corporation Finance

   Paul D. Tunnacliffe
   Company Secretary
   Diageo plc

   Richard C. Morrissey
   Sullivan & Cromwell LLP